08004240

RECEIVED

2008 AUG 11 P 2:43

July 31, 2008

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

SUPPL

Dear Madam/Sir:

In connection with Kobe Steel, Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Kobe Steel's Consolidated Financial Results Summary for First Quarter Fiscal 2008 (April 1 – June 30, 2008)"

Thank you for your assistance in handling it as required.

Sincerely yours,

PROCESSED
AUG 13 2008
THOMSON REUTERS

斎藤一佐

Kazusa Saito
Finance Department
Kobe Steel, Ltd.

Kobe Steel's Consolidated Financial Results Summary for First Quarter Fiscal 2008 (April 1 – June 30, 2008)

RECEIVED

July 31, 2008

Company name:	Kobe Steel, Ltd.
Code number:	5406
Stock exchanges where shares are listed:	Tokyo, Osaka and Nagoya, Japan
Website:	www.kobelco.com
President & CEO:	Yasuo Inubushi

(Sums of less than 1 million yen have been omitted.)

1. First Quarter FY2008 Consolidated Financial Results (April 1 – June 30, 2008)

(1) Consolidated operating results

(In millions of yen)	FY2008 1Q	% change*	FY2007 1Q	% change*
Net sales	543,035	--	477,804	10.4%
Operating income	45,252	--	40,102	(19.4%)
Ordinary income	42,660	--	37,598	(20.4%)
Net income	25,292	--	23,022	(14.6%)
Net income per share	8.42 yen		7.67 yen	
Diluted net income per share	--		--	

* Indicates percentage of change from the corresponding period of the previous fiscal year.

(2) Consolidated financial position

(In millions of yen)	FY2008 1Q	FY2007
Total assets	2,346,130	2,329,005
Net assets	667,214	647,797
Net worth ratio	26.4%	25.8%
Net assets per share	206.52 yen	199.80 yen

Shareholders' equity at June 30, 2008: 620,087 million yen FY2007: 599,948 million yen

2. Dividends

	Dividends per share in yen				
Period	1Q	2Q	3Q	4Q	Full year
FY2007	--	3.50	--	3.50	7.00
FY2008	--	--	--	--	--
FY2008 forecast	--	3.50	--	--	--

Revision to dividend forecast in1Q: Yes

The dividend for the end of fiscal 2008 is undetermined.

3. Consolidated Forecast for Fiscal 2008 (ending March 31, 2009)

(In millions of yen)	FY2008 1st half	% change*	FY2008 Full year	% change*
Net sales	1,185,000	--	2,460,000	15.4%
Operating income	85,000	--	180,000	(11.1%)
Ordinary income	60,000	--	130,000	(17.7%)
Net income	35,000	--	68,000	(23.5%)
Net income per share	11.65 yen		22.64 yen	

* Indicates percentage of change from the corresponding period of the previous fiscal year.

Revision to consolidated forecast in 1Q: Yes

4. Other

(1) Changes in number of material subsidiaries in fiscal year

(Changes in specified subsidiaries due to changes in scope of consolidation): No

(2) Adoption of simplified or specific accounting procedures for preparing the quarterly consolidated financial statements: Yes

(3) Changes in accounting principles, procedures, presentation, etc. on the preparation of quarterly consolidated financial statements
- Changes due to revised accounting standards: Yes
- Other changes: Yes

(4) Number of issued shares

	FY 2008 1Q	FY2007
Common stock (number of issued shares)	3,115,061,100	3,115,061,100
Treasury stock (number of shares)	112,537,989	112,460,419
Average number of shares in 1Q	3,002,562,779	3,001,498,950

Nonconsolidated forecast for fiscal 2008 (ending March 31, 2009)

(In millions of yen)	FY2008 1st half	% change*	FY2008 Full year	% change*
Net sales	765,000	--	1,570,000	22.3%
Operating income	50,000	--	95,000	(13.6%)
Ordinary income	40,000	--	70,000	(18.8%)
Net income	30,000	--	40,000	(6.9%)
Net income per share	9.97 yen		13.29 yen	

* Indicates percentage of change from the corresponding period of the previous fiscal year.
Revision to nonconsolidated forecast in 1Q: Yes

Qualitative Information, Financial Statements and Other Items

1. Qualitative Information on Consolidated Operating Results

Japan's economy continues to slow down as corporate profits, which had previously remained high, worsened due to escalating raw material prices. In overseas markets, the U.S. economy continues to be sluggish and the EU economy is slowing moderately, while China and other emerging countries are sustaining high growth as a whole. However, the high cost of raw materials may exert a further negative impact on the world economy.

In this economic environment, the Kobe Steel Group's consolidated sales in the first quarter (April-June) of fiscal 2008, ended June 30, 2008, increased 65.2 billion yen to 543.0 billion yen, in comparison to the same period last year, mainly owing to continued firm demand in the Iron & Steel and Construction Machinery segments. Operating income went up 5.1 billion yen to 45.2 billion yen, in comparison to the same period last year. In addition to further cost reductions and higher sales prices of products, profits were supported by a gain on inventory valuation from the increase in raw material prices. Ordinary income went up 5.0 billion yen to 42.6 billion yen, in comparison to the same period last year. Net income for the quarter increased 2.2 billion yen to 25.2 billion yen, in comparison to the same period last year.

Iron & Steel
The supply and demand situation for steel products is tight as a whole. Both domestic and overseas demand from the automotive, shipbuilding and other manufacturing industries continue to be strong. On the other hand, iron ore and coal prices increased sharply in comparison to the previous year, and market conditions for metals and ocean freight continue to remain high.

Brisk demand continues for steel castings and forgings mainly from the shipbuilding industry. Demand also remains high for titanium mill products and welding consumables.

Under these conditions, Kobe Steel is continuing a high level of operation to fulfill its responsibility in supplying its customers. As well, the company is channeling its efforts into reducing costs and increasing sales prices in the face of high raw material prices.

Wholesale Power Supply
The Wholesale Power Supply segment is operating as planned. Kobe Steel is making full efforts to maintain stable operation of the power plant to ensure projected profits.

Aluminum & Copper
In aluminum rolled products, demand for aluminum can stock continues to be firm. Demand for

aluminum plate used in LCD manufacturing equipment, which was weak last year, has been recovering. However the semiconductor market continues to undergo an adjustment phase. As a result, recovery in demand for copper sheet and strip for electronic materials has been delayed.

Machinery
On the back of high crude oil prices, capital investments in the oil refining, petrochemical and energy fields are active worldwide. Thus, orders for compressors and energy-related equipment are strong. In addition, due to the tight market for iron units, inquiries are increasing for direct reduction plants. Sales in the current fiscal year, for the most part, are progressing as planned. However, some orders incurred cost increases due to the higher cost of materials and components.

Construction Machinery
Demand for hydraulic excavators is strong in China, Southeast Asia, the Middle East and Russia. However, demand is going down in Japan. Demand for cranes continues to remain strong worldwide. The rising cost of materials and components is a concern, and the Construction Machinery segment plans to increase sales prices.

Real Estate
Business conditions for real estate sales continue to be severe. However, profits in real estate leasing are steady. As a result, the Real Estate segment as a whole is performing as planned.

Electronic Materials & Other Businesses
Target material for thin-film wiring faced competition from alternative materials, but the testing and analysis business, centered on the transport and electronics industries, is performing well.

2. Qualitative Information on Consolidated Financial Position

While accounts receivable decreased, inventories and investments in securities increased. As a result, total assets at the end of the first quarter of fiscal 2008 increased 17.1 billion yen to 2,346.1 billion yen, in comparison to the end of fiscal 2007, ended March 2008. Foreign currency translation adjustments went down, but a rise in retained earnings and higher net unrealized holding gains on securities led to an increase of 19.4 billion yen in net assets to 667.2 billion yen, in comparison to the end of fiscal 2007. As a result, the net worth ratio at the end of the first quarter of fiscal 2008, ended June 2008, was 26.4%, an increase of 0.6% in comparison to the end of fiscal 2007.

In the first quarter of fiscal 2008, interest-bearing debt decreased 35.4 billion yen to 787.9 billion yen, in comparison to the end of fiscal 2007.

3. Qualitative Information on Consolidated Forecast

In the Iron & Steel segment, Kobe Steel intends to further reduce costs and increase sales prices to deal with rising raw material costs. In the Machinery segment and the Construction Machinery segment, however, profits are anticipated to decrease due to the high cost of materials and components. Under these conditions, Kobe Steel has revised its consolidated forecast from the previous forecast made on April 25, 2008.

Investor Relations:
Tel +81 (0)3 5739-6043
Fax +81 (0)3 5739-5973

Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
JAPAN
Email aapress@kobelco.com
Website www.kobelco.com

Media Contact:
Gary Tsuchida
Publicity Group
Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971
Email aapress@kobelco.com

4. Summary of Quarterly Consolidated Financial Statements

(1) Summary of Quarterly Consolidated Balance Sheets
(In millions of yen)

Assets	FY2008 1Q Ended Jun. 30, 2008	FY2007 Ended Mar. 31, 2008
Current assets		
Cash and cash equivalents	72,494	68,738
Notes and accounts receivable	338,976	380,041
Merchandise and finished goods	147,791	135,042
Work in progress	174,675	154,921
Raw materials and supplies	129,986	119,460
Other	100,938	99,863
Allowance for doubtful debts	(879)	(981)
Total current assets	963,983	957,086
Tangible fixed assets		
Buildings and structures	290,058	294,194
Machinery and equipment	452,899	465,671
Land	201,654	202,093
Other	68,007	65,253
Total tangible fixed assets	1,012,619	1,027,213
Intangible fixed assets		
Goodwill	--	549
Other	17,081	17,469
Total intangible fixed assets	17,081	18,019
Investments and other assets		
Investments in securities	257,794	232,371
Other	98,527	98,133
Allowance for doubtful debts	(3,877)	(3,819)
Total investments and other assets	352,445	326,686
Total fixed assets, investments and other assets	1,382,147	1,371,919
Total assets	2,346,130	2,329,005
Current liabilities		
Notes and accounts payable	521,775	488,250
Short-term borrowings	169,453	173,926
Commercial paper	74,000	110,000
Bonds due within one year	35,236	58,236
Income and enterprise taxes payable	11,805	26,763
Other reserves	15,777	13,065
Other	218,348	216,829
Total current liabilities	1,046,396	1,087,071
Long-term liabilities		
Bonds and notes	224,891	214,951
Long-term borrowings	283,848	266,290
Employees' severance and retirement benefits	44,805	44,749
Other reserves	4,423	4,423
Negative goodwill	34	--
Other	74,516	63,722
Total long-term liabilities	632,519	594,136
Total liabilities	1,678,915	1,681,208

Net Assets

	FY2008 1Q Ended Jun. 30, 2008	FY2007 Ended Mar. 31, 2008
Stockholders' equity		
Common stock	233,313	233,313
Capital surplus	83,258	83,264
Retained earnings	319,783	305,334
Treasury stock, at cost	(51,534)	(51,514)
Total stockholders' equity	584,820	570,398
Valuation and translation adjustments		
Net unrealized holding gains on securities	52,704	35,628
Deferred gains on hedges	3,883	4,029
Land revaluation	(4,899)	(4,899)
Foreign currency translation adjustments	(16,422)	(5,207)
Total valuation and translation adjustments	35,266	29,549
Minority interests	47,127	47,849
Total net assets	667,214	647,797
Total liabilities and net assets	2,346,130	2,329,005

(2) Summary of Quarterly Consolidated Statements of Income

(In millions of yen)

	FY2008 Q1 Ended Jun. 30, 2008
Net sales	543,035
Cost of sales	453,454
Gross profit	89,580
Selling, general and administrative expenses	
Transportation cost	12,250
Salaries, wages and other benefits	10,375
Research and development expenses	2,440
Other	19,261
Total selling, general and administrative expenses	44,328
Operating income	45,252
Non-operating income	
Interest income	469
Dividend income	1,980
Reimbursement of seconded employees' salaries	2,213
Equity method investment gain	3,222
Other	6,821
Total non-operating income	14,706
Non-operating expenses	
Interest expense	4,876
Salaries for seconded employees	5,785
Other	6,635
Total non-operating expenses	17,298
Ordinary income	42,660
Income before income taxes	42,660
Income taxes	
Current	13,472
Deferred	1,689
Total income taxes	15,161
Minority interests in income of subsidiaries	2,206
Net income	25,292

(3) Notes on premise of a going concern:

None

(4) Segment Information

Quarterly information by business segment
(In millions of yen)

		FY2008 1Q Ended Jun. 30, 2008
Sales to outside customers:	Iron & Steel	253,294
	Wholesale Power Supply	16,952
	Aluminum & Copper	113,476
	Machinery	56,660
	Construction Machinery	87,868
	Real Estate	5,988
	Electronic Materials & Other Businesses	8,794
	Total	543,035
Intersegment sales:	Iron & Steel	5,851
	Wholesale Power Supply	--
	Aluminum & Copper	331
	Machinery	1,178
	Construction Machinery	124
	Real Estate	1,669
	Electronic Materials & Other Businesses	4,588
	Total	13,744
Total sales:	Iron & Steel	259,146
	Wholesale Power Supply	16,952
	Aluminum & Copper	113,808
	Machinery	57,838
	Construction Machinery	87,992
	Real Estate	7,658
	Electronic Materials & Other Businesses	13,382
	Eliminations	(13,744)
	Total	543,035
Operating income:	Iron & Steel	28,686
	Wholesale Power Supply	4,041
	Aluminum & Copper	2,103
	Machinery	1,015
	Construction Machinery	6,711
	Real Estate	722
	Electronic Materials & Other Businesses	1,062
	Eliminations	909
	Total	45,252

(5) Notes in the case of a significant change in shareholders' equity:

None

(1) Summary of Quarterly Consolidated Statements of Income
(In millions of yen)

	FY2007 Q1 Ended Jun. 30, 2007
Net sales	477,804
Cost of sales	(395,749)
Gross profit	82,055
Selling, general and administrative expenses	(41,952)
Operating income	40,102
Non-operating income	16,280
Non-operating expenses	(18,784)
Ordinary income	37,598
Income before income taxes	37,598
Income taxes	(13,513)
Minority interests in income of subsidiaries	(1,061)
Net income	23,022

(2) Quarterly information by business segment
(In millions of yen)

		FY2007 Q1 Ended Jun. 30, 2007
Total sales:	Iron & Steel	213,845
	Wholesale Power Supply	15,128
	Aluminum & Copper	116,876
	Machinery	48,955
	Construction Machinery	73,952
	Real Estate	6,685
	Electronic Materials & Other Businesses	13,458
	Eliminations	(11,097)
	Total	477,804
Operating income:	Iron & Steel	18,118
	Wholesale Power Supply	4,539
	Aluminum & Copper	7,408
	Machinery	2,747
	Construction Machinery	4,003
	Real Estate	715
	Electronic Materials & Other Businesses	1,482
	Eliminations	1,086
	Total	40,102

Supplemental Information for the First Quarter of Fiscal 2008
(April 1 – June 30, 2008)

First Quarter Results
(In billions of yen)

	FY2008 1Q	FY2007 1Q	Change	% change
Net Sales	543.0	477.8	65.2	13.7%
Operating income	45.2	40.1	5.1	12.8%
Ordinary income	42.6	37.5	5.0	13.5%
Net income	25.2	23.0	2.2	9.9%

Forecast for Fiscal 2008 (ending March 2009)
(In billions of yen)

Consolidated	FY2008 forecast				FY2007	
	Current forecast		Apr. 25 forecast			
	1st half	Year	1st half	Year	1st half	Year
Net sales	1,185.0	2,460.0	1,160.0	2,430.0	1,034.6	2,132.4
Operating income	85.0	180.0	65.0	170.0	95.7	202.3
Ordinary income	60.0	130.0	40.0	120.0	75.9	157.9
Extraordinary gains/losses	--	--	--	--	--	(4.5)
Net income	35.0	68.0	24.0	65.0	47.0	88.9

Nonconsolidated	FY2008 Forecast				FY2007	
	Current forecast		Apr. 25 forecast			
	1st half	Year	1st half	Year	1st half	Year
Net sales	765.0	1,570.0	730.0	1,530.0	626.1	1,283.6
Operating income	50.0	95.0	30.0	85.0	52.5	109.9
Ordinary income	40.0	70.0	20.0	55.0	49.0	86.2
Extraordinary gains/losses	--	--	--	--	--	2.8
Net income	30.0	40.0	18.0	30.0	25.0	42.9

(1) Forecast for FY2008 Consolidated Net Sales and Operating Income by Segment
(In billions of yen)

		FY2008		
		1Q	1st half forecast	Full year forecast
Iron & Steel	Sales	259.1	555.0	1,165.0
	Operating Income	28.6	51.0	92.0
Wholesale Power Supply	Sales	16.9	35.0	85.0
	Operating Income	4.0	7.0	16.0
Aluminum & Copper	Sales	113.8	220.0	440.0
	Operating Income	2.1	3.0	8.0
Machinery	Sales	57.8	165.0	350.0
	Operating Income	1.0	9.0	28.0
Construction Machinery	Sales	87.9	195.0	395.0
	Operating Income	6.7	10.0	21.0
Real Estate	Sales	7.6	17.0	45.0
	Operating Income	0.7	1.0	4.5
Electronic Materials & Other Businesses	Sales	13.3	28.0	60.0
	Operating Income	1.0	2.0	6.5
Eliminations	Sales	(13.7)	(30.0)	(80.0)
	Operating Income	0.9	2.0	4.0
Total	Sales	543.0	1,185.0	2,460.0
	Operating Income	45.2	85.0	180.0

Previous Forecast (April 25, 2008) for FY2008 Consolidated Net Sales and Operating Income by Segment
(In billions of yen)

		FY2008 1st half forecast	FY2008 Full year forecast
Iron & Steel	Sales	535.0	1,140.0
	Operating Income	30.0	79.0
Wholesale Power . Supply	Sales	35.0	85.0
	Operating Income	7.0	16.0
Aluminum & Copper	Sales	215.0	435.0
	Operating Income	3.0	8.0
Machinery	Sales	165.0	350.0
	Operating Income	11.0	30.0
Construction Machinery	Sales	195.0	395.0
	Operating Income	10.0	23.0
Real Estate	Sales	17.0	45.0
	Operating Income	1.0	4.5
Electronic Materials & Other Businesses	Sales	28.0	60.0
	Operating Income	2.0	6.5
Eliminations	Sales	(30.0)	(80.0)
	Operating Income	1.0	3.0
Total	Sales	1,160.0	2,430.0
	Operating Income	65.0	170.0

(2) Production and Sales of Steel Products (Nonconsolidated)

Production and Sales Volume
(In millions of metric tons)

	FY2008		FY2007		
	1Q	1st half forecast	1st half	2nd half	Full year
Crude steel production	2.07	4.21	1.99	4.10	8.07
Sales volume	1.75	3.54	1.65	3.35	6.86
Export ratio (value basis)	21.0%	21.7%	23.8%	23.8%	23.1%

Average Steel Price
(In yen per metric ton)

	FY2008		FY2007		
	1Q	1st half forecast	1st half	2nd half	Full year
Domestic & export average	86,500	95,700	76,500	77,400	77,600

(3) Analysis of Factors Affecting Ordinary Income: FY2008 1Q vs. FY2007 1Q
(Consolidated, in billions of yen)

	FY2008 1Q	FY2007 1Q	Amount of increase
Ordinary income	42.6	37.5	5.0

Factors Increasing Profits		Factors Decreasing Profits	
Production & shipments	27.0	Higher raw material prices	(41.5)
Cost reductions	2.5	Increase in fixed costs	(2.5)
Effect of inventory valuation*	15.0	Change in service life for depreciation	(2.0)
Other	6.5		
Total	51.0	Total	(46.0)

* Effect of inventory valuation: Iron & Steel 17.0 billion yen Aluminum & Copper (2.0) billion yen

Analysis of Factors Affecting Ordinary Income: Current Forecast vs. Previous Forecast
(Consolidated, in billions of yen)

	Current forecast	Previous forecast	Amount of increase
Ordinary income	130.0	120.0	10.0

Factors Increasing Profits		Factors Decreasing Profits	
Production & shipments	24.5	Higher raw material prices	(30.0)
Cost reduction	6.0	Other	(1.0)
Effect of inventory valuation*	10.5		
Total	41.0	Total	(31.0)

Effect of inventory valuation: Iron & Steel 9.0 billion yen Aluminum & Copper 1.5 billion yen

Analysis of Factors Affecting Ordinary Income: FY2008 Forecast vs. FY2007
(Consolidated, in billions of yen)

	FY2008 forecast	FY2007	Amount of decrease
Ordinary income	130.0	157.9	(27.9)

Factors Increasing Profits		Factors Decreasing Profits	
Production & shipments	204.0	Higher raw material prices	(260.0)
Cost reduction	13.0	Higher fixed costs	(20.0)
Effect of inventory valuation*	28.0	Change in service life for depreciation	(9.0)
Other	16.1		
Total	261.1	Total	(289.0)

Effect of inventory valuation: Iron & Steel 32.0 billion yen Aluminum & Copper (4.0) billion yen

(4) Interest-bearing Debt

(in billions of yen)	FY2007	FY08 1st half Forecast	FY08 Forecast
Consolidated debt	713.3	610.0	About 670.0
Consolidated D/E ratio (times)	1.3	1.0	1.1
Non-consolidated debt	619.0	510.0	560.0

For Reference: Historical Quarterly Production and Sales of Steel Products (Non-consolidated)

Production and Sales Volume

(In millions of metric tons)	FY2007				Full Year	FY2008	
	1Q	2Q	3Q	4Q		1Q	1st half
Crude steel production	1.99	2.11	1.94	2.03	8.07	2.07	4.21
Sales volume	1.65	1.70	1.73	1.78	6.86	1.75	3.54
Export ratio (value basis)	23.8%	23.9%	22.9%	22.1%	23.1%	21.0%	21.7%

Average Steel Price

(in yen per metric ton)	FY2007				Full Year	FY2008	
	1Q	2Q	3Q	4Q		1Q	1st half
Domestic & export average	76,500	78,400	77,600	77,800	77,600	86,500	95,700

Note:
Portions of this material referring to forecasts are based on currently available information as of today. Actual business results may differ considerably due to various changeable conditions in the future.

-end-

END